UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                              October 14, 2020


  Via Email

  John Meade, Esq.
  Davis Polk & Wardwell LLP
  450 Lexington Avenue
  New York, NY 10017

          Re:     Hudson Ltd.
                  Schedule 13E-3 filed by Dufry AG and Dufry Holdco Ltd. Filed on September 25, 2020
                  File No. 005-90281

  Dear Mr. Meade:

         We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

         Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the above filing unless otherwise indicated.

  Schedule 13E-3

  General

  1. Please revise the cover page of the Schedule 13E-3 to include Hudson Ltd. as a filing person. See Q & A # 5 in Exchange Act Release No. 17719 (April 13,
1981). To the
          extent that information with respect to Hudson Ltd. was omitted from the Schedule 13E-3 on the basis that Hudson Ltd. was not a filing person (including, for example, disclosures required by Item 3 of Schedule 13E-3), please revise your disclosures to include such information.
 John Meade, Esq.
c/o Dufry AG
October 14, 2020
Page | 2

Item 16

2.     We note that the exhibit list includes the    Form of Proxy Card    as
Exhibit (a)(3).
       However, it appears that the Form of Proxy Card is not either attached as an exhibit to the
       Schedule 13E-3 or included in the shareholder circular. In your amended filing, please attach the Form of Proxy Card.

Exhibit (a)(1)     Preliminary Shareholder Circular

Notice of Special General Meeting of Shareholders, page 14

3.     In the section of the Notice titled    Date & Time,    there is a
placeholder for the date of the
       meeting but not for the time of the meeting. In the definitive version of the filing that is disseminated to shareholders, please include the time of the meeting.

Voting by Hudson   s Directors and Executive Officers, page 17

4.     Please disclose the reasons for Hudson   s directors and executive
officers    intended
       actions with respect to voting their shares at the special meeting, including the one executive officer who has not yet decided how he or she will vote his or her shares. See the last sentence of Item 1012(d) of Regulation M-A and the Instruction thereto.

Effects of the Merger, page 20

5. Given that Hudson, as a privately-held entity, will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, please revise to quantify the annual savings that are expected to be received and identify the constituency that will become the beneficiary of such savings. See Item 1013(d) of Regulation M-A and Instruction 2 thereto.

6. We note disclosures throughout the shareholder circular indicating that Hudson has net operating loss carryforwards. Please specify the constituency expected to become the
       beneficiary of the Hudson   s future use of any net operating loss
carryforwards. Please
       quantify that benefit to the extent practicable. See Item 1013(d) of Regulation M-A and
       Instruction 2 thereto.

7. Please revise to state, in dollar amounts and percentages, the interests of Dufry and
       Merger Sub in Hudson   s net book value and net earnings. See Item
1013(d) of
       Regulation M-A and Instruction 3 thereto.
 John Meade, Esq.
c/o Dufry AG
October 14, 2020
Page | 3

Background of the Merger, page 21

8.    We note the disclosure on page 25 indicating that one individual on the
Lazard team    had
      been involved in past engagements    and, therefore, could not provide
provide
      independent and non-conflicted financial advisory services to the special committee.
      Given that this determination occurred on July 21, 2020 and the special committee engaged Lazard on or around July 10, 2020, please disclose (1) whether that one individual continued to provide services to the special committee after that determination
      on July 21, 2020, (2) why the special committee evaluated Lazard   s
prior relationships
      and past engagements on July 21, 2020 as opposed to when it initially engaged Lazard as its financial advisor and (3) any evaluations and determinations the special committee made as to whether the financial advisory services that Lazard had provided on or before
      July 21, 2020 were independent and non-conflicted (as a result of that
one individual   s
      role as a member of the Lazard team).

9.    We note your disclosures indicating that Dufry   s financial advisor,
UBS, prepared certain
         financial analyses of, and forecasts for, Hudson    (including
valuations of the company)
      and that both the special committee and Lazard reviewed such analyses and forecasts.
      We also note the disclosure in the second to the last full paragraph on page 36 indicating
      that    Dufry and Merger Sub did not receive any independent reports, opinions or
      appraisals from any third party that is materially related to the merger
.. . . .    Please
      reconcile. If Hudson or Dufry did receive a report from UBS, please provide the legal basis on which you have determined that the disclosures required by Item 1015 of
      Regulation M-A do not apply to the analyses and forecasts prepared by UBS. In responding to this comment, please address the fact that Item 1015 calls for any report,
      opinion or appraisal that is    materially related to the Rule 13e-3
transaction    and is not
      limited to reports, opinions or appraisals materially related to the merger in connection with the merger consideration or the fairness of the merger consideration offered to the unaffiliated shareholders or the fairness of the merger to Hudson or its affiliates or to the unaffiliated shareholders.

Reasons for the merger; Recommendation of the special committee; Recommendation of the
Hudson board of directors, page 30

10.   The discussion in this section addresses the fairness of the merger to
Hudson   s
      shareholders (other than Dufry and its affiliates).    Please conform the
disclosure in this
      section to the standards codified in Item 1014(a) of Regulation M-A by revising or supplementing this statement to make clear that the fairness determination is consistently directed, as required, at unaffiliated shareholders (consistent with the terminology used in
      the section titled    Position of Dufry and Merger Sub as to the Fairness
of the Merger   ).
      Refer also to Rule 13e-3(a)(4), which defines the term    unaffiliated
security holder,    and
      Rule 13e-3(a)(1). Please also note that the staff considers officers and directors of the subject company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A.
 John Meade, Esq.
c/o Dufry AG
October 14, 2020
Page | 4


11. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant
       to each filing person   s fairness determination and should be discussed
in reasonable
       detail. See Question Nos. 20 and 21 of Release No. 34-17719 (April 13,
1981).
       Notwithstanding the Hudson board of directors    consideration of the
factors considered
       by the special committee that are listed in the section entitled
Reasons for the merger
       and the recommendation of the special committee,    please revise this
section to either
       include the factors described in clause (iii), (iv), (v) and (viii) of Instruction 2 to Item
       1014 or to clarify that the Hudson board of directors expressly adopts the special
       committee   s analyses and conclusions.

Position of Dufry and Merger Sub as to the Fairness of the Merger, page 36

12. We note your cross reference on page 38 to the section titled Conditions to Completion
       of the Merger    for    various procedural safeguards that had already
been implemented by
       Hudson.    Please revise your disclosure to clarify how the conditions set forth in that
       section constitute procedural protections for the unaffiliated shareholders such that it would be unnecessary to condition the merger upon the approval by a majority of the
       Class A shares held by unaffiliated shareholders.

Interests of Hudson   s Directors and Executive Officers in the Merger, page 53

13.    We note your statements indicating that    Dufry and the Nomination and
Remuneration
       Committee of Hudson will cooperate in good faith to determine the appropriate treatment
       of Hudson unvested restricted stock units    as promptly as practicable
following the date
       of the merger agreement (August 18, 2020) and that    no determinations
have been made
       regarding the treatment of Hudson unvested restricted stock units    as
of the date of the
       shareholder circular. Please revise your disclosure to clarify how shareholders will be notified of any determination regarding the treatment of Hudson unvested restricted stock units, including if such determination is made before the special general meeting or after the special general meeting. In addition, please disclose whether there is a deadline by which such determination must be made (either pursuant to the merger agreement, applicable law or otherwise).

                                         *       *      *
 John Meade, Esq.
c/o Dufry AG
October 14, 2020
Page | 5


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-8729. You may also contact Perry Hindin,
Special Counsel, at (202) 551-3444.



                                                            Sincerely,

                                                            /s/ Valian A.
Afshar

                                                            Valian A. Afshar
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions


cc:    Daniel Brass, Esq.